CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2015 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

The undersigned hereby consents to the references to, and the information derived from, the reports titled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa”, dated August 31, 2010, “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa”, dated effective July 15, 2015, and “An Independent Technical Report on the Waterberg Project located in the Bushveld Igneous Complex, South Africa”, dated effective July 20, 2015, and to the references to the undersigned’s name included in or incorporated by reference in the 40-F, the AIF and the MD&A.

/s/ Charles J. Muller
Charles J. Muller
Date: November 24, 2015